Accenture Ltd
February 12, 2008
VIA EDGAR AND FACSIMILE
Mr. Stephen Krikorian
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated February 1, 2008 concerning Accenture LTD
Form 10-K for the Fiscal Year Ended August 31, 2007, Filed October 23, 2007
Form 8-K, Filed September 27, 2007
Definitive Proxy Statement on Schedule 14A, Filed December 28, 2007
File No. 001-16565
Dear Mr. Krikorian:
          This letter is in response to your correspondence dated February 1, 2008 concerning Accenture Ltd’s Form 10-K for the fiscal year ended August 31, 2007, Form 8-K filed September 27, 2007 and Definitive Proxy Statement on Schedule 14A filed December 28, 2007. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by Mr. Youngwood, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than February 22, 2008. Please do not hesitate to be in touch with me in the meantime. You can reach me at (312) 693-4544.

Sincerely,
/s/ Richard Buchband

Richard Buchband, Esq.